Bradley D. Houser Akerman Senterfitt One Southeast Third Avenue Suite 2500 Miami, FL 33131-1714 Tel: 305.374.5600 Fax: 305.374.5095 Dir: 305.982.5658 bradley.houser@akerman.com

August 8, 2012

VIA EDGAR

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, D.C.  20549

Re:

JAVELIN Mortgage Investment Corp. Registration Statement on Form S-11 Filed July 3, 2012

File No. 333-182536

Dear Mr. McTiernan:

On behalf of JAVELIN Mortgage Investment Corp. (the “Company”), we hereby respond to the Commission Staff's comment letter, dated July 25, 2012, regarding the Company's Registration Statement on Form S-11.  Please note that the Company is simultaneously filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Please note that for the Staff's convenience, we have recited the Staff's comment in boldface type and provided the Company's response immediately thereafter.

General

1.

We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries’ investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

The Company intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940 (the “1940 Act”). Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis (the “40% test”). Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

BOCA RATON DALLAS DENVER FORT LAUDERDALE JACKSONVILLE LAS VEGAS LOS ANGELES MADISON MIAMI NAPLES NEW YORK
ORLANDO PALM BEACH SALT LAKE CITY TALLAHASSEE TAMPA TYSONS CORNER WASHINGTON, D.C. WEST PALM BEACH

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

August 8, 2012

The Company will be structured so that, after the completion of its initial investment period (which is anticipated to be no longer than 3 months), the combined value of its investments in any other wholly-owned or majority-owned subsidiary that will not rely on Section 3(c)(1) or 3(c)(7) for its 1940 Act exemption will at all times exceed 60% of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis. As a result, the Company expects that at all times after the initial investment period the value of the “investment securities” held by the Company, including investments in any subsidiaries relying on Section 3(c)(1) or 3(c)(7), will be less than 40% of the value of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis. The Company, therefore, will be excluded from the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act. The Company intends to monitor its holdings to ensure continuing and ongoing compliance with this test.

In addition, the Company believes that it will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because it will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company will be primarily engaged in non-investment company businesses through its manager, ARMOUR Residential Management LLC.

To the extent that the Company elects in the future to conduct its operations through wholly-owned subsidiaries, such subsidiaries will be operated in such a manner as to ensure that that they will qualify for the exemption provided by Section 3(c)(5)(C) of the 1940 Act (“Real Estate Subs”).  The Company would intend to operate the Real Estate Subs so that:

A. At least 55% of their assets would consist of qualifying real estate assets which would include:

•

agency and non-agency whole pool certificates;

•

residential mortgage whole loans; and

•

commercial mortgage whole loans; and

B. At least 80% of their assets would consist of qualifying real estate assets and real estate-related assets. The real estate-related assets primarily would include:

•

fixed and floating rate commercial mortgage-backed securities (“CMBS”) that do not qualify to be treated as qualifying real estate assets; and

•

agency and non-agency partial pool certificates.

Akerman Senterfitt intends to deliver a legal opinion to the underwriters at the closing of the Company’s offering confirming the Company is not required to register as an investment company under the 1940 Act.

2.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We respectfully advise the Staff that the Company has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.  The underwriters that are participating in the Company’s initial public offering have confirmed to us that they have not published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act.

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

August 8, 2012

3.

Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company does not intend to use any pictures, graphics or artwork other than the logo that will appear on the front cover of the prospectus prior to the effectiveness of the Registration Statement. A copy of the Company's logo is attached as Annex I hereto.

Cover Page

4.

Please add summary risk factors.  Please refer to Item 1.D of Industry Guide 5.

In response to the Staff's comment, the Company's summary risk factors have been added to the front cover of the prospectus in Amendment No. 1.

Sub-management Agreement, page 3

5.

Please revise to clarify that the sub-manager fee is paid by ARRM from the ARRM fee and is not paid by the registrant in an amount equal to 25% of the ARRM fee. In addition, please disclose the business purpose of the sub-management agreement. It is not clear what services the manager is outsourcing and why.

In response to the Staff's comment, the Company has revised the disclosure to clarify that the sub-manager fee is paid by ARRM from the ARRM fee and is not paid by the registrant in an amount equal to 25% of the ARRM fee.  Additionally, the Company has revised the disclosure on pages 3, 60 and 88 of Amendment No. 1 to describe the business purpose of the sub-management agreement and the services provided by the sub-manager.

Residential market opportunities, page 1

6.

Please explain what you mean by the phrase “granular credit-centric approach.”

In response to the Staff's comment, the Company deleted the phrase "granular credit-centric approach" and revised the disclosure on pages 1 and 58 of Amendment No. 1 to replace the phrase with "ARRM's experience in identifying and selecting attractive individual target assets."

Our Target Assets, page 5

7.

We note that your range of target assets is very broad, covering both MBS and loans, and both residential and commercial investments. Please briefly describe the factors that will dictate how you allocate your investments across these target classes. In addition, please provide disclosure on your current expectations regarding allocations in the 12 months following the offering based on current market conditions.

In response to the Staff's comment, the Company has revised the disclosure on page 6 of Amendment No. 1. The Company respectfully advises the Staff that the Company will assess the allocation of investments across its target asset classes based on the risk-adjusted relative value of each asset and the overall contribution of each asset to the performance of the Company's investment portfolios and the value added to its investment portfolios. Additional factors that may impact the allocation of the Company's investments include, but are not limited to, security, structure, seniority credit enhancement, legal matters, geography and the profiles of underlying borrowers. During the first 12 months following the offering, the Company anticipates investing approximately 80% of its assets in agency mortgage-backed securities and approximately 20% of its assets in non-agency mortgage-backed securities and assets of other collateral type. The Company's investment allocation expectations in the first 12 months following the offering and subsequently are subject to change based on the Company's Manager’s assessment of the factors described above.

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

August 8, 2012

Our Borrowings, page 6

8.

Please confirm to us the accuracy of your disclosure that you expect to leverage non-agency assets at 6-9x equity and agency at 1-2x equity.

In response to the Staff's comment, the Company confirms that under current market conditions it expects to deploy approximately six to nine times leverage on its agency mortgage-backed securities and approximately one to two times leverage on its non-agency mortgage-backed securities, consistent with REIT industry practices for investing in agency and non-agency mortgage-backed securities.

Summary Risk Factors, page 12

9.

Please revise the summary risk factors and risk factors sections to note that you may change your investment strategy and financing strategy at any time without shareholder approval.

In response to the Staff's comment, the Company has revised the summary risk factors disclosure on page 13 and risk factors disclosure on page 27 of Amendment No. 1 to note that it may change its investment strategy and financing strategy at any time without stockholder approval.

10.

Please expand the risk factors here and on page 33 to address the difficulty the company would have in terminating or declining to renew the management agreement for poor performance. For example, please note that the board could not elect to decline to renew the management agreement without payment of the termination fee even if the board determined that the manager’s performance was inadequate, and that the only way to terminate or decline to renew the management agreement without payment of the termination fee would be to seek and obtain the determination of a court.

In response to the Staff's comment, the Company has expanded the summary risk factors on page 13 and the risk factor on page 31 of Amendment No. 1 to address the difficulty the Company would have in terminating or declining to renew the management agreement for poor performance. In addition, the Company has revised the disclosure on page 32 of Amendment No. 1 to indicate that the Company will not be required to pay a termination fee for declining to renew the management agreement if proper prior written notice is provided to the manager.

Risk Factors, page 15

11.

We note your 27 pages of risk factors. Please review this section and eliminate any redundant or generic risks. For example, you appear to have two risk factors dealing with the impact of prepayment risk of profitability, two risk factors dealing with potential changes to distribution levels, and one risk factor dealing with the fact your stock price may fluctuate that appears generic to any traded company.

In response to the Staff's comment, the Company has reviewed the risk factors section and eliminated any redundant or generic risk factors.

Use of Proceeds, page 46

12.

Please discuss how long you expect it to take to invest offering proceeds.

In response to the Staff's comment, the Company has revised the disclosure on page 44 of Amendment No. 1 to disclose how long the Company expects it will take to invest offering proceeds.

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

August 8, 2012

Capitalization, page 48

13.

Please revise to remove the line item “cash” from your capitalization table.

In response to the Staff's comment, the Company has revised the Capitalization table to remove the line item "Cash."

Management’s Discussion and Analysis, page 50

Critical Accounting Policies, page 56

14.

We note that you intend to utilize a third party pricing service to value your portfolio. Please tell us and consider disclosing the following regarding your fair value measurements:

•

The number of quotes or prices you generally expect to obtain per instrument, and if you expect to obtain multiple quotes or prices, how you will determine the ultimate value you will use in your financial statements;

•

Whether, and if so, how and why, you will adjust prices you obtain from pricing services; and

•

The procedures you will perform to validate the prices you obtain to ensure the fair value determination is consistent with ASC 820 and to ensure that you properly classify your assets and liabilities in the fair value hierarchy.

We respectfully advise the Staff that the Company expects that the fair values for the agency mortgage-backed securities and non-agency mortgage-backed securities in its portfolios will be based on obtaining a valuation for each agency and non-agency mortgage-backed security from third-party pricing services and dealer quotes, as described below. The third-party pricing services use common market pricing methods that may include pricing models that may incorporate such factors as coupons, prepayment speeds, spread to the Treasury curves and interest rate swap curves, duration, periodic and life caps and credit enhancement, as applicable. The dealers incorporate common market pricing methods, including a spread measurement to the Treasury curve or interest rate swap curve as well as underlying characteristics of the particular security including coupon, periodic and life caps, collateral type, rate reset period and seasoning or age of the security, as applicable. Below is a description of the processes the Company intends to use to value its portfolios of agency mortgage-backed securities and non-agency mortgage-backed securities.

Agency Mortgage-Backed Securities

The Company intends to obtain pricing data from a third-party pricing service for each agency mortgage-backed security and validate such data by obtaining pricing data from a second third-party pricing service. If the difference between pricing data obtained for an agency mortgage-backed security from the two third-party pricing services exceeds a certain threshold, or pricing data is unavailable from the third-party pricing services, management intends to obtain valuations from dealers who make markets in similar financial instruments.

Non-Agency Mortgage-Backed Securities

The Company expects to obtain pricing data from third-party pricing services and dealers who make markets in similar financial instruments. The fair values for the Company's non-agency mortgage-backed securities will be based on an averaging of the quotes of third-party pricing services and dealers who make markets in similar financial instruments.

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

August 8, 2012

Management intends to review all pricing of agency and non-agency mortgage-backed securities used to ensure that current market conditions are properly represented. This review will include, but not be limited to, comparisons of similar market transactions or alternative third-party pricing services, dealer quotes and comparisons to a pricing model. The Company intends to classify values obtained from the third-party pricing service for similar instruments as Level 2 securities if the pricing methods used are consistent with the Level 2 definition. If quoted prices for a security are not reasonably available from the pricing service, but dealer quotes are, the Company intends to classify the security as a Level 2 security. If neither is available, management intends to determine the fair value based on characteristics of the security that the Company receives from the issuer and based on available market information received from dealers and classify it as a Level 3 security.

In response to the Staff's comment, the Company has revised the disclosure on page 55 of Amendment No. 1 accordingly.

Business, page 59

15.

Please provide disclosure regarding the experience of your sub-manager, SBBC, and the services that it will provide. Additionally, please provide the disclosure required by Item 401(c) of Regulation S-K regarding the significant employees of the sub-manager.

In response to the Staff's comment, the Company has revised the disclosure on pages 3, 60 and 88 of Amendment No. 1 to provide the disclosure regarding the experience of SBBC and the services that SBBC will provide. The Company respectfully advises the Staff that SBBC does not have Significant Employees, but as disclosed in the Registration Statement, Daniel C. Staton and Marc H. Bell, each of whom is a member of the Company's board of directors, are the joint owners of SBBC and biographical information regarding Messrs. Staton and Bell are included in the Registration Statement.

Investment Guidelines, page 63

16.

Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

In response to the Staff's comment, the Company has revised the disclosure on pages 5 and 62 of Amendment No. 1 to disclose the Company's portfolio turnover policy.

17.

We note your disclosure that your investment guidelines may be amended or revised from time to time at the discretion of your board of directors without a vote of your stockholders. Please disclose how and when you will disclose any changes to your investment policies to your shareholders.

In response to the Staff's comment, the Company has revised the disclosure on pages 5 and 62 of Amendment No. 1 to disclose how and when the Company will disclose any changes to its investment guidelines.

Executive Officer Compensation, page 75

18.

We note your disclosure that you will not compensate your executive officers directly with salaries. However, we note that you may provide direct compensation to your executive officers under your equity incentive plan. Please confirm that if you do pay equity incentives you will provide the disclosure required by Item 402 of Regulation S-K, as appropriate, in future filings.

In response to the Staff's comment, the Company confirms that it will provide the disclosure required by Item 402 of Regulation S-K, as appropriate, in its future filings.

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

August 8, 2012

Our Manager and the Management Agreement, page 77

Management Agreement with ARMOUR, page 77

19.

Please clarify the limits on the manager’s abilities to make investments on your behalf without seeking board approval. For example, please clarify whether there are any limits on the amounts that your manager may invest in one investment without seeking prior approval from your board of directors. If not, please add a risk factor to address this risk.

In response to the Staff's comment, the Company has revised the risk factor on page 31 and the disclosure on page 76 of Amendment No. 1.

Contractual Relationship, page 78

20.

We note the disclosure that your manager has "contractual responsibility" to you.  Please identify the parties that owe you fiduciary duties.

In response to the Staff's comment, the Company has revised the disclosure on page 77 of Amendment No. 1 to indicate that ARRM has a fiduciary relationship with the Company and has identified the parties that owe the Company fiduciary duties.

ARRM’s Management Fees, Expense Reimbursements and Termination Fee, page 80

21.

We note your disclosure that you will not pay ARRM any incentive fees. However, on page 75, you indicate that you intend to award shares under the incentive plan to persons who provide services to you. Please revise to clarify that this could include your officers of the manager and sub-manager or advise.

In response to the Staff's comment, the Company has revised the disclosure on page 74  of Amendment No. 1 to clarify that directors and officers of the Company and employees of ARRM will be "Eligible Individuals"  under the Incentive Plan. The Company respectfully advises the Staff that the employees of the sub-manager will not be "Eligible Individuals" under the Incentive Plan.

Historical Performance, page 83

22.

Please expand the summary quarterly financial data provided for ARMOUR to include book value per share, total assets and leverage ratio.

In response to the Staff's comment, the Company has revised the disclosure on page 83 of Amendment No. 1 to expand the summary quarterly financial data provided for ARMOUR.

23.

Please expand the disclosure regarding Bimini to include relevant performance information for 2003-2008.

We respectfully advise the Staff that the Company believes performance information for Bimini  for 2003 – 2008 is not required to be disclosed for the reasons set forth below.  Table I of Guide 5 is only applicable for programs the offering of which closed in the most recent three years.  Table II of Guide 5 is only applicable for real estate programs the offering of which closed in the most recent three years.  Table III of Guide 5 is only applicable for programs the offerings of which closed in the most recent five years.  To the Company's knowledge, Bimini has not had any programs that have had offerings close in the most recent three or five years.  Table IV of Guide 5 is only applicable to programs that have completed operations in the most recent five years.  To the Company's knowledge, Bimini has not had any programs that have completed operations in the most recent five years.  Tables V and VI are only applicable to programs with similar investment objectives that have disposed or acquired, respectively, properties in the most recent three years.  To the Company's knowledge, Bimini has not had any programs that have disposed or acquired properties in the most recent three years.  Please note, the Company discloses background information regarding Bimini in narrative form on page 84 of Amendment No. 1, including the total amount of money raised by investors from 2003 – 2008.

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

August 8, 2012

Underwriting, page 122

24.

On page 124, please disclose any historical banking and commercial dealings between the underwriters and the Company or its affiliates.

In response to the Staff's comment, the Company respectfully advises the Staff that the Company has not had any historical banking or commercial dealings with the underwriters. The Company has revised the disclosure on page 124 of Amendment No. 1 to disclose that there may be future banking and commercial dealings between the underwriters and the Company.

Item 33. II-1

25.

Prior to effectiveness, please revise this section to address the concurrent private offering.

In response to the Staff's comment, the Company has revised the section to address the concurrent private offering.

Exhibits

26.

We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft should be filed as EDGAR correspondence.

In response to the Staff's comment, the Company has filed additional exhibits with Amendment No. 1, and will file those exhibits that have yet to be filed as promptly as possible.

For the Staff’s supplemental review, we have provided a draft of our Exhibit 5.1 opinion as Annex II hereto and a draft of our Exhibit 8.1 opinion as Annex III hereto.

27.

We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

We respectfully advise the Staff that those agreements for which the Company is filing a “Form of” will not be executed until the closing of the Company’s initial public offering and therefore final, executed agreements will not be available for filing prior to effectiveness of the Registration Statement. The Company will refile each such exhibit in final, executed form as an exhibit to a Current Report on Form 8-K following the consummation of the offering or on the Company’s first Quarterly Report on Form 10-Q following the consummation of the offering.

Further, we respectfully advise the Staff that the Amended and Restated Articles of Incorporation of the Company will be filed prior to the effectiveness of the registration statement.

28.

We note your disclosure on page 31 that you intend to enter into two agreements with AVM. Please confirm that you will file these agreements as exhibits or advise us why you believe this is not necessary.

We respectfully advise the Staff that the Company has not yet entered into definitive agreements with AVM, L P., but anticipates that it will do so in the ordinary course of business at or promptly following completion of the offering.  In reviewing its proposed relationship with AVM, L.P., the Company does not believe that it will be substantially dependent upon AVM, L.P. for the services it proposes to acquire from AVM, L.P. , as such services are available at competitive rates from other vendors. Accordingly, the Company does not expect to file its agreements with AVM, L.P., once they have been made final and entered into.  However, the Company will monitor its relationship with AVM, L.P., and in the event the situation changes, and it does become substantially dependent on these agreements, it will file them as required by Item 601(b) (10) of Regulation S-K.

*     *     *

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

August 8, 2012

In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments.  If you have any questions, please call me at (305) 982-5658.

Sincerely,

AKERMAN SENTERFITT

/s/ Bradley D. Houser

Bradley D. Houser

For the Firm

cc:

Scott J. Ulm, Co-Chief Executive Officer

JAVELIN Mortgage Investment Corp.

United States Securities and Exchange Commission

Stacie Gorman

United States Securities and Exchange Commission

William Demarest

United States Securities and Exchange Commission

Jonathan Wiggins

United States Securities and Exchange Commission

Division of Investment Management

Rochelle Plesset

Exhibit A

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive

Suite 201

Vero Beach, FL  32963

Tel: (772) 617-4340

Fax: (561) 348-2408

August 8, 2012

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated July 25, 2012, JAVELIN Mortgage Investment Corp. (the "Company") acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JAVELIN Mortgage Investment Corp.

By:	/s/ Scott J. Ulm
Scott J. Ulm, Co-Chief Executive Officer

Annex I

Annex II

Form of Exhibit 5.1 Opinion

[      ], 2012

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive, Suite 201
Vero Beach, Florida  32963

Re:         JAVELIN Mortgage Investment Corp.

Registration Statement on Form S-11 (File No. 333-182536)

Ladies and Gentlemen:

We have acted as special counsel to JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company”), in connection with the initial public offering (the “Initial Public Offering”) by the Company of [        ]shares, and up to an additional [          ] shares subject to an over-allotment option (collectively, the “Shares”), of the Company’s common stock, par value $0.001 per share (the “Common Stock”).

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended (the “Act”).

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Company’s Registration Statement on Form S-11 (File No. 333-182536) as filed with the Securities and Exchange Commission (the “Commission”) on July 3, 2012 under the Act; (ii) Amendment No. 1 to the Registration Statement as filed with the Commission on August [    ], 2012 under the Act; (iii) Amendment No. 3 to the Registration Statement filed on the date hereof under the Act (such Registration Statement, as so amended, being hereinafter referred to as the “Registration Statement”); (iv) the form of Underwriting Agreement proposed to be entered into by and among the Company, as issuer, and [           ], as representatives of the several underwriters named therein, filed as an exhibit to the Registration Statement (the “Underwriting Agreement”); (v) the Amended and Restated Articles of Incorporation of the Company, as currently in effect and as certified by the Secretary of State of the State of Maryland, filed as an exhibit to the Registration Statement (the “Charter”); (vi) the By-Laws of the Company, as currently in effect, filed as an exhibit to the Registration Statement (the “By-Laws”); and (vii) certain resolutions of the Board of Directors of the Company relating to (A) the issuance and sale of the Shares, (B) the Charter and the By-Laws, (C) the specimen stock certificate and (D) other related matters. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates of public officials, certificates of officers or other representatives of the Company and others, and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinion set forth herein.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified, conformed or photostatic copies, and the authenticity of the originals of such copies. In making our examination of executed documents, we have assumed that the parties thereto, other than the Company, had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. As to any facts material to the opinion expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company and others.

We express no opinion as to matters governed by laws of any jurisdiction other than the laws of the State of Maryland and the federal laws of the United States of America, as in effect on the date hereof.

Based upon and subject to the foregoing, we are of the opinion that when (i) the Registration Statement becomes effective under the Act; (ii) the Underwriting Agreement has been duly executed and delivered; and (iii) certificates representing the Shares in the form of the specimen certificate examined by us have been manually signed by an authorized officer of the transfer agent and registrar for the Common Stock and registered by such transfer agent and registrar, and have been delivered to and paid for by the Underwriters at a price per share not less than the per share par value of the Common Stock as contemplated by the Underwriting Agreement, the issuance and sale of the Shares will have been duly authorized and the Shares will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Annex III

Form of Exhibit 8.1 Opinion

[      ], 2012

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963

Ladies and Gentlemen:

We have acted as counsel to JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company”), and ARMOUR Residential Management, LLC, a Delaware limited liability company (the “Manager”), in connection with the filing of a registration statement on Form S-11 (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”) on [_______], 2012 (the “Transaction”) with respect to the offer and sale of [___________________] shares of common stock of the Company, $0.001 par value per share (the “Common Stock”).

In rendering this opinion, we have examined and relied on the following documents, among other items:

1.

Articles of Amendment and Restatement of the Company;

2.

Bylaws of the Company;

3.

Amended and Restated Articles of Incorporation of JAVELIN Mortgage Investment Corp.;

4.

a certificate of certain factual representations of the Company dated [________], 2012 (the “Certificate of Representations”); and

5.

the Registration Statement.

In our examination of the foregoing documents, we have assumed that (i) all factual representations and statements in such documents are true and correct, (ii) each party who has executed or adopted, or will execute or adopt, the documents had, or will have, the proper authority and capacity, (iii) any documents that have been provided to us in draft form will be executed, adopted and/or filed without material modification, and (iv) the Company will operate in accordance with the method of operation described in its organizational documents, the Registration Statement and the Certificate of Representations.

For purposes of rendering this opinion, we have also assumed (i) the accuracy of the factual representations contained in the Certificate of Representations and that each representation contained in the Certificate of Representations to the best of the Company’s knowledge is accurate and complete without regard to such qualification as to the best of the Company’s knowledge, (ii) that the Certificate of Representations has been executed by an appropriate and authorized officer of the Company, and (iii) the genuineness of the signature on the Certificate of Representations.

Based on the foregoing and in reliance thereon, and subject thereto and on an analysis of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder, judicial authority and current administrative rulings and such other laws and facts as we have deemed relevant and necessary, we hereby state our opinion that (1) commencing with its initial taxable year ending on December 31, 2012, the Company has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Code, and its proposed method of operation will continue to enable it, to meet the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2012 and subsequent years, and (2) the discussion set forth in the Registration Statement under the heading “U.S. Federal Income Tax Considerations” constitutes, in all material respects, a fair and accurate summary under current law of the material United States Federal income tax consequences of the ownership and disposition of the securities being registered on the Registration Statement, subject to the qualifications set forth therein.  It should be noted that the Code, Treasury Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect.  A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein.  This opinion represents our legal judgment, but it has no binding effect or official status of any kind, is not a guarantee, and no assurance can be given, that contrary positions may not be taken and sustained by the Internal Revenue Service or a court.

The Company’s qualification as a REIT will depend upon the continuing satisfaction by the Company of the requirements of the Code relating to qualification for REIT status, which requirements include those that are dependent upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping.  We do not undertake to monitor whether the Company actually will satisfy the various REIT qualification tests.  Accordingly, no assurances can be given that the actual results of the Company’s operations for any one taxable year will satisfy the requirements for taxation as a REIT under the Code. We express no opinion as to the laws of any jurisdiction other than the Federal income tax laws of the United States of America to the extent specifically referred to herein.

This opinion is furnished in connection with the Transaction described herein.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Akerman Senterfitt in the Registration Statement under the captions “Legal Matters” and “U.S. Federal Income Tax Considerations.”  In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act.  This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes in the matters stated, represented or assumed herein, or of any subsequent changes in applicable law.

Very truly yours,